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             June 13, 2023

       Jerry Katzman
       President
       RetinalGenix Technologies Inc.
       1450 N. McDowell Blvd.
       Petaluma, CA 94954

                                                        Re: RetinalGenix
Technologies Inc.
                                                            Form 10-K filed
March 31, 2023
                                                            File No. 333-258528

       Dear Jerry Katzman:

              We issued comments on the above captioned filing on May 2, 2023. On May 23, 2023, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 with any questions.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services